Exhibit 13

Company's 2001 Annual Report to Stockholders.

Exhibit 13

A. Schulman Inc.

2001 Annual Report



A. Schulman has a large and growing presence in the international polymers marketplace. In recent years, the Company has expanded production capacity at its plants in Canada, France, Germany, Indonesia, Italy, Mexico and the United Kingdom. The additional capacity is required to meet increasing worldwide demand for value-added and high-performance engineered plastics.

ABOUT THE COMPANY

A. Schulman, Inc. is a leading international supplier of high-performance plastic compounds and resins, which are used as a raw material by the Company's customers. The Company's principal product lines consist of proprietary and custom-formulated engineered plastic compounds, color concentrates and additives that improve the appearance and performance of plastics in a number of specialized applications.

End-use markets include agriculture; appliances, electronics and telecommunications; automotive/transportation; building/construction; general film, fiber and packaging; furniture and housewares; lawn and garden; medical/hygiene; sports and leisure; toys; and a variety of other industrial and consumer products.

A. Schulman has technology centers in North America and Europe devoted to new product development and color research. The Company's manufacturing facilities have their own product testing and quality control laboratories to ensure timely delivery of high-quality products to A. Schulman's global customer base.

Headquartered in Akron, Ohio, A. Schulman employs approximately 2,300 people and has 13 manufacturing facilities in North America, Europe, Mexico and the Asia-Pacific region. A. Schulman stock is quoted through the Nasdaq National Market System (Symbol: SHLM).

FINANCIAL HIGHLIGHTS

	Year Ended August 31, 2001	2000	1999
Net sales	$975,221,000	$1,032,519,000	$985,623,000
Net income[1][2]	$ 12,692,000	$ 37,704,000	$ 47,789,000
Diluted earnings per share of common stock[1][2]	$0.43	$1.25	$1.51
Capital expenditures	$ 33,374,000	$ 32,452,000	$ 35,082,000
Long-term debt and other non-current liabilities	$144,657,000	$ 123,086,000	$102,696,000
Long-term liabilities to capital	31.0%	27.6%	22.4%
Stockholders' equity	$322,079,000	$ 323,461,000	$356,246,000
Book value per common share	$10.99	$10.99	$11.41
Number of stockholders	763	822	971

[1] Year ended August 31, 2001 includes a charge of $4,635,000 or $.16 per share related to the cost of Akron, Ohio plant closure.
[2] Year ended August 31, 2000 includes income of $2,535,000 or $.07 per share from demutualization of an insurance company and the settlement of an insurance claim resulting from equipment problems at a North American facility.

Cash dividends per share	2001	2000	1999
1st Quarter	$.135	$.125	$.115
2nd Quarter	.135	.135	.125
3rd Quarter	.135	.135	.125
4th Quarter	.135	.135	.125
	$.540	$.530	$.490

Common stock price range	High — Low	High — Low	High — Low
1st Quarter	12.63 — 8.94	19.00 — 14.44	23.00 — 13.44
2nd Quarter	14.00 — 9.25	16.88 — 12.19	22.75 — 16.25
3rd Quarter	13.20 — 10.55	14.38 — 11.13	18.00 — 13.00
4th Quarter	14.43 — 11.45	13.13 — 10.63	20.25 — 16.06


NET SALES
(Dollars in Billions)
$1.0
.9
.8
.7
.6
.5
.4
.3
.2
.1
0
92 93 94 95 96 97 98 99 00 01


NET INCOME
(Dollars in Millions)
$60
50
40
30
20
10
0
92 93 94 95 96 97 98 99 00 01


CAPITAL EXPENDITURES
(Dollars in Millions)
$60
50
40
30
20
10
0
92 93 94 95 96 97 98 99 00 01

Sales for the year ended August 31, 2001 were $975.2 million, off $57.3 million or 5.5% from sales of $1.03 billion for fiscal 2000. The adverse translation effect of foreign currencies, primarily the Euro, reduced sales by $51.6 million or 5%. Tonnage declined 2.8% for the year, but improved pricing and product mix increased sales by 2.3%.

For fiscal 2001, earnings before the recognition of costs for closing our Akron, Ohio manufacturing facility were $17,327,000 or $.59 per common share. After deducting $4,635,000 or $.16 per share for costs relating to the closing of the Akron facility, net income was $12,692,000 or $.43 per share.

Net income for the fiscal year ended August 31, 2000 was $37,704,000 or $1.25 per share. These earnings included $2,535,000 or $.07 per share from the demutualization of an insurance company and the settlement of an insurance claim resulting from equipment problems at a North American facility.

Basic and diluted per share earnings are the same for all reported periods.

The translation effect of currencies had an adverse effect on fiscal 2001 earnings. Net income was reduced by $2,483,000 or $.08 per share for the fiscal year.

For the 2001 fiscal year, gross profit margins declined to 13.7% from 16.2% last year. Margins were off in Europe and North America due to competitive price pressures. Worldwide plant utilization of 86% was off slightly from last year.

The effective income tax rate for the fiscal year was 56% compared with the expected rate of 35%. The higher rate was due to the $4,635,000 provision for the closing of the Akron plant and losses in the United States. No tax benefits have been recognized on the losses.

Fourth-Quarter Results

Sales for our fiscal fourth quarter ended August 31, 2001 were $227.1 million, down 3.5% from sales of $235.5 million in the same quarter last year. Tonnage was down 1.1% and the translation effect of foreign currencies, mainly the Euro, reduced sales by 2% or $4.8 million. Net income was $5,511,000 or $.19 per common share compared with $6,676,000 or $.23 per share for the fourth quarter last year. Fourth-quarter net income was reduced by $401,000 or $.01 per share due to the adverse effect of currency translation.

The major reasons for the decline in fourth-quarter earnings were lower sales and a decline in gross profit margins.

European sales for the quarter were $129.8 million, down 4.1% from sales of $135.4 million in the fourth quarter last year. Operating income was $14,262,000, off slightly from the same quarter last year. Tonnage was up 7.1% and gross profit margins improved to 16.8% compared with 16.2% for the same period last year. Due to the traditional summer holiday period in Europe, plant utilization was only 84%, the same as last year's fourth quarter.

North American sales for the quarter were $97.3 million, a decline of 2.7% from last year's fourth quarter. Operating income was $736,000 compared with $3,572,000 in the same quarter last year. Plant utilization was approximately 81% compared with 86% last year and gross profit margins declined to 11.9% mainly due to the lower utilization rates.

Capital Investments

Capital expenditures for fiscal 2001 were $33.4 million. A new line in our Mexican facility began operation in our third fiscal quarter. This line, with an annual capacity of 22 million pounds, will produce engineered compounds for our automotive business.

We are also adding two manufacturing lines for color concentrates at our facility in Mexico. The new lines will have an annual capacity of 5 million pounds. Production will commence in December 2002. This investment will cost $3.5 million and provide 40,000 square feet of additional production space. This expansion is consistent with our strategy of adding capacity and capabilities where demand dictates. The Mexican plastics industry is growing due to increased demand for film, packaging and consumer goods.

In addition, we are expanding our German plant and adding warehouse space. This project also includes two new manufacturing lines for the production of engineered compounds. These lines, which will commence operation in the first half of fiscal 2002, will have an annual capacity of approximately 33 million pounds. We are also adding a manufacturing line to our Givet, France facility and to our Sunprene operation, our joint venture with Mitsubishi Chemical MKV Co. These two lines will have an annual capacity of 30 million pounds and will commence operation in the first half of fiscal 2002.

Management Team

In April 2001, we announced the strengthening of our management team with the appointment of Otto H. Bruder as Associate General Manager of Europe. He has been with A. Schulman since 1972. His experience and know-how strengthen our overall capabilities in Europe.

In October 2001, we appointed Barry Rhodes as Vice President of North American Sales. He has 17 years of experience with A. Schulman and is a skilled manager, who is extremely knowledgeable about our broad line of products and manufacturing processes.

On a solemn note, we were deeply saddened when Gordon L. Trimmer, Vice President of North American Sales and Marketing, passed away in August 2001. All of us will miss his experience, dedication, enthusiasm and, most of all, his friendship.

Share Repurchase Program

No shares were repurchased during our fourth quarter. For the 2001 fiscal year, we repurchased 160,900 common shares for $1.8 million at an average price of $11.44 per share. We currently have 1,732,000 shares remaining under a 6 million share repurchase authorization approved by our Board.

New Credit Agreement

In early October 2001, we completed a new $130 million, four-year revolving credit agreement with an expanded group of eight banks, including two foreign banks. This agreement replaces a $100 million facility that was scheduled to expire in August 2002. The new line will provide additional financing flexibility for working capital, capital expenditures and other corporate requirements. It will ensure our credit needs, especially in this difficult and uncertain economic environment.

Dividends

Cash dividends paid on common stock were $.54 per share for the year ended August 31, 2001. On October 3, during our fiscal 2002 first quarter, we declared a regular quarterly dividend of $.135 per share. This dividend reflects our confidence and the financial strength of A. Schulman despite a number of economic and other uncertainties confronting all of us at the present time.

Business Outlook

Fiscal 2001 was a challenging and difficult year. Our outlook prior to the start of the year indicated competitive price pressures, weaker demand and a lower value for the Euro. As we progressed through the year, it became apparent that business conditions would be worse than anticipated. In light of these circumstances, we closed our Akron manufacturing facility in December 2000, implemented cost reductions, rationalized certain product lines and consolidated the manufacturing of certain products at our facilities.

As we entered the final months of our 2001 fiscal year, our outlook for next year indicated that conditions would improve, but not without a number of continuing challenges. We believed we were well positioned due to the actions implemented during the past year. Unfortunately, that outlook changed with the uncertainties created by the tragic events of September 11 and the subsequent actions of the United States in early October that have created a new environment with uncertainties not previously anticipated. We noted a sharp decline in our North American business after September 11. In Europe, results have been better than expected and backlogs are strong, although we have seen a recent weakening in Germany. We have also seen some improvement in the value of the Euro, which would have a positive impact on earnings.

We have a number of concerns over business conditions for the months ahead. Our immediate concerns relate to reductions in volume for the North American automotive industry and our customers servicing that market. Recently, we have noted an improvement in the gross profit margins in North America. Business is presently good in our European operations, but there are economic signs that conditions could weaken in the future.


Robert A. Stefanko and Terry L. Haines

Core Strengths

Over the past few years, we have consistently focused on building on our core strengths. In addition to having a strong balance sheet, our core strengths include:

- Developing innovative products to address a variety of polymer performance criteria, and bringing them to market quickly and cost-effectively.
- Focusing on customer service, including the implementation of systems that enhance sales support and service while making us more efficient.
- Demonstrating global leadership, through our expansion and investments in Europe, as well as in our successful, state-of-the-art facility in Indonesia.
- Investing strategically in our technical and production capabilities to enable us to drive product innovation and market demand.

We will continue to strengthen our business by building on these core strengths. Although recent events have tempered our outlook and optimism, we believe earnings should improve in fiscal 2002. Nonetheless, under current circumstances, it's very difficult to accurately forecast the outlook for the near term.

Thank you for your continuing interest in A. Schulman.

Terry L. Haines — Robert A. Stefanko

Terry L. Haines
President and
Chief Executive Officer

Robert A. Stefanko
Chairman

November 5, 2001





CONCENTRATES THAT PERFORM • A. Schulman's thermoplastic additive and color concentrates improve the appearance and performance of polymers. For example, a new line of antistatic concentrates has excellent clarity and gloss properties for food and electronic packaging applications. In addition, the next generation of antifogging concentrates are used for high-clarity greenhouse films and in food packaging. In color concentrates, the Company develops custom colors and color-matching for customers.

FILM LAMINATES FOR STYLE AND FUNCTION • A. Schulman specializes in developing film laminate applications in which each layer of film meets specific performance criteria for strength, weather-ability and color. Combining pigment/resin and film technology creates a highly durable, glossy, engineered product that includes color, which eliminates the need for painting.

INVISION – A PVC ALTERNATIVE • A. Schulman recently introduced Invision™, a lightweight, soft-to-the-touch, environmentally friendly alternative to polyvinyl chloride. These materials are superior to PVC in material weight, weathering, low temperature impact properties, and scratch and mar resistance. They are easy to work with because they are thermally stable and can be injection molded, blow molded or extruded. Primary applications include automotive interiors, and on handles, grips and trim for tools, toys, appliances and industrial components.

ENVIRONMENTAL SOLUTIONS • A. Schulman has developed a number of compounds that are environmentally friendly and address a wide variety of environmental concerns. These materials have excellent mechanical properties similar to virgin polymers. In the agriculture industry, the Company's specialty films are being used to promote crop growth, for packaging, and to protect fruits and vegetables without the need for pesticides.







PROCESS TECHNOLOGY FOR COMPOSITE MATERIALS • Through its expertise in engineered materials, A. Schulman develops composite materials that combine the strength of fibers with the light weight, processability and cost effectiveness of plastic. Often jointly developed with a partner, these materials can include fiberglass or fiber made of steel, carbon or graphite — which provide excellent strength, stiffness and impact resistance. Typical applications include building materials, various under-the-hood automotive components, and other situations where they can replace fabricated steel.

SPECIALTY COMPOUNDS • A. Schulman has introduced several new specialty compounds to address electrical and/or thermal conductivity, and fire retardancy for the automotive, appliance and electrical markets. In many cases, these lighter-weight, easier-to-use-and-manufacture plastics offer greater design flexibility, compared with fabricated steel parts, without compromising performance or compliance with applicable standards. For example, a new line of more compact, thermally conductive plastic parts is designed to protect sensitive electronic components from high temperatures.

THE AVALANCHE IS BUILDING • More than 100 pounds of A. Schulman engineered polymer products are being used on the interior, exterior and molding of the Chevrolet Avalanche, a pick-up truck/SUV hybrid built in Mexico. Vehicle applications include side cargo boxes, body side claddings, cargo covers, and front and rear fascias. General Motors introduced the vehicle in early 2001 and full production could reach 150,000 Avalanches per year.

Consolidated Statement of Income

	Year Ended August 31, 2001	2000	1999
Net Sales	$975,221,000	$1,032,519,000	$985,623,000
Interest and Other Income	1,969,000	6,703,000	2,712,000
Total	977,190,000	1,039,222,000	988,335,000
Costs and Expenses:			
Cost of sales	846,592,000	865,357,000	805,030,000
Selling, general and administrative expenses	94,535,000	97,893,000	99,317,000
Interest expense	7,087,000	6,235,000	3,716,000
Foreign currency transaction (gains) losses	(1,043,000)	(500,000)	480,000
Minority interest	1,155,000	2,138,000	1,836,000
	948,326,000	971,123,000	910,379,000
Income Before Taxes	28,864,000	68,099,000	77,956,000
Provision for U.S. and Foreign Income Taxes	16,172,000	30,395,000	30,167,000
Net Income	$ 12,692,000	$ 37,704,000	$ 47,789,000
Weighted-average Number of Shares Outstanding:			
Basic	29,184,605	30,224,433	31,671,768
Diluted	29,199,566	30,224,433	31,679,614
Basic and Diluted Earnings per Share of Common Stock	$0.43	$1.25	$1.51

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Stockholders' Equity

	Common Stock	Other Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Stock Grant Compensation	Total Comprehensive Income
Balance at August 31, 1998	$38,347,000	$45,778,000	$395,746,000	$ (8,917,000)	$(1,994,000)	
Comprehensive income for 1999:						
Net income for 1999			47,789,000			
Foreign currency translation loss				(8,274,000)		
Total comprehensive income						$39,515,000
Cash dividends paid or accrued:						
Preferred stock, $5 per share			(53,000)			
Common stock, $.49 per share			(15,602,000)			
Issue of restricted stock	34,000	(50,000)				
Grant of restricted stock		966,000			(966,000)	
Amortization of restricted stock					664,000	
Balance at August 31, 1999	38,381,000	46,694,000	427,880,000	(17,191,000)	(2,296,000)	
Comprehensive income for 2000:						
Net income for 2000			37,704,000			
Foreign currency translation loss				(30,260,000)		
Minimum pension liability adjustment				(552,000)		
Total comprehensive income						$ 6,892,000
Cash dividends paid or accrued:						
Preferred stock, $5 per share			(53,000)			
Common stock, $.53 per share			(16,163,000)			
Grant of restricted stock		958,000			(958,000)	
Amortization of restricted stock					651,000	
Balance at August 31, 2000	38,381,000	47,652,000	449,368,000	(48,003,000)	(2,603,000)	
Comprehensive income for 2001:						
Net income for 2001			12,692,000			
Foreign currency translation gain				3,235,000		
Minimum pension liability adjustment				(177,000)		
Total comprehensive income						$15,750,000
Cash dividends paid or accrued:						
Preferred stock, $5 per share			(53,000)			
Common stock, $.54 per share			(15,865,000)			
Issue of restricted stock	43,000	(280,000)				
Grant of restricted stock		1,132,000			(1,132,000)	
Amortization of restricted stock					863,000	
Balance at August 31, 2001	$38,424,000	$48,504,000	$446,142,000	$(44,945,000)	$(2,872,000)	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet

	August 31, 2001	August 31, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 52,586,000	$ 26,866,000
Accounts receivable, less allowance for doubtful accounts of $6,458,000 in 2001 and $4,535,000 in 2000	162,131,000	162,074,000
Inventories, average cost or market, whichever is lower	159,808,000	184,768,000
Prepaids, including tax effect of temporary differences	15,023,000	16,122,000
Total Current Assets	389,548,000	389,830,000
Other Assets:		
Cash surrender value of life insurance	639,000	594,000
Deferred charges, etc., including tax effect of temporary differences	18,877,000	22,555,000
	19,516,000	23,149,000
Property, Plant and Equipment, at cost:		
Land and improvements	10,978,000	10,849,000
Buildings and leasehold improvements	83,039,000	79,545,000
Machinery and equipment	222,554,000	221,664,000
Furniture and fixtures	23,828,000	23,296,000
Construction in progress	26,415,000	11,631,000
	366,814,000	346,985,000
Accumulated depreciation and investment grants of $884,000 in 2001 and $921,000 in 2000	197,207,000	187,074,000
	169,607,000	159,911,000
	$578,671,000	$572,890,000

The accompanying notes are an integral part of the consolidated financial statements.

	August 31, 2001	August 31, 2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Notes payable	$ 313,000	$ 7,960,000
Accounts payable	55,426,000	61,628,000
U.S. and foreign income taxes payable	7,097,000	9,456,000
Accrued payrolls, taxes and related benefits	19,036,000	17,243,000
Other accrued liabilities	18,388,000	16,337,000
Total Current Liabilities	100,260,000	112,624,000
Long-term Debt	105,415,000	83,638,000
Other Long-term Liabilities	39,242,000	39,448,000
Deferred Income Taxes	6,115,000	8,788,000
Minority Interest	5,560,000	4,931,000
Stockholders' Equity:		
Preferred stock, 5% cumulative, $100 par value, authorized, issued and outstanding – 10,567 shares in 2001 and 2000	1,057,000	1,057,000
Special stock, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $1 par value		
Authorized – 75,000,000 shares		
Issued – 38,423,967 shares in 2001 and 38,381,017 shares in 2000	38,424,000	38,381,000
Other capital	48,504,000	47,652,000
Accumulated other comprehensive income	(44,945,000)	(48,003,000)
Retained earnings	446,142,000	449,368,000
Treasury stock, at cost, 9,211,095 shares in 2001 and 9,050,195 shares in 2000	(164,231,000)	(162,391,000)
Unearned stock grant compensation	(2,872,000)	(2,603,000)
Common Stockholders' Equity	321,022,000	322,404,000
Total Stockholders' Equity	322,079,000	323,461,000
	$578,671,000	$572,890,000

Consolidated Statement of Cash Flows

	Year Ended August 31, 2001	2000	1999
Provided from (used in) operating activities:			
Net income	$ 12,692,000	$ 37,704,000	$ 47,789,000
Items not requiring the current use of cash:			
Depreciation	21,054,000	21,585,000	20,773,000
Non-current deferred taxes	(463,000)	(3,179,000)	775,000
Foreign pension and other deferred compensation	1,884,000	2,506,000	2,321,000
Postretirement benefit obligation	(1,347,000)	1,657,000	1,325,000
Write-off of assets – Akron, Ohio plant closure	3,230,000	—	—
Changes in working capital:			
Accounts receivable	4,350,000	(30,226,000)	(17,808,000)
Inventories	26,059,000	(28,083,000)	(9,388,000)
Prepaids	1,374,000	2,685,000	(43,000)
Accounts payable	(9,803,000)	17,322,000	10,412,000
Income taxes	(2,635,000)	3,452,000	(3,014,000)
Accrued payrolls and other accrued liabilities	3,271,000	811,000	2,531,000
Changes in other assets and other long-term liabilities	(1,647,000)	(264,000)	(3,847,000)
Net cash provided from operating activities	58,019,000	25,970,000	51,826,000
Provided from (used in) investing activities:			
Expenditures for property, plant and equipment	(33,374,000)	(32,452,000)	(35,082,000)
Disposals of property, plant and equipment	998,000	1,941,000	432,000
Net cash used in investing activities	(32,376,000)	(30,511,000)	(34,650,000)
Provided from (used in) financing activities:			
Cash dividends paid	(15,918,000)	(16,216,000)	(15,648,000)
Increase (decrease) of notes payable	(7,663,000)	(1,989,000)	6,831,000
Reduction of long-term debt	(260,000)	—	(25,000,000)
Increase of long-term debt	22,000,000	19,075,000	50,000,000
Investment grants from foreign countries	—	875,000	—
Increase in minority interest, net of distributions	630,000	1,538,000	486,000
Purchase of treasury stock	(1,840,000)	(24,100,000)	(34,533,000)
Redemption of preferred stock	—	(12,000)	—
Net cash used in financing activities	(3,051,000)	(20,829,000)	(17,864,000)
Effect of exchange rate changes on cash	3,128,000	(4,600,000)	(3,242,000)
Net increase (decrease) in cash and cash equivalents	25,720,000	(29,970,000)	(3,930,000)
Cash and cash equivalents at beginning of year	26,866,000	56,836,000	60,766,000
Cash and cash equivalents at end of year	$ 52,586,000	$ 26,866,000	$ 56,836,000
Cash paid during the year for:			
Interest	$ 6,908,000	$ 6,063,000	$ 3,470,000
Income Taxes	$ 17,929,000	$ 26,583,000	$ 31,621,000

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of A. Schulman, Inc. and its domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.

Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Co. in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

Cash Equivalents and Short-Term Investments

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $20,991,000 at August 31, 2001 and $6,003,000 at August 31, 2000. Investments with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

Revenue Recognition

Revenue is recognized when product is shipped.

Depreciation

It is the Company's policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets generally using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

Buildings and leasehold improvements	10 to 40 years
Machinery and equipment	5 to 10 years
Computer equipment	3 to 5 years
Furniture and fixtures	10 years

The cost of property sold or otherwise disposed of is eliminated from the property accounts and the related reserve accounts, with recognition of gain or loss.

Maintenance and repair costs are charged against income. The cost of renewals and betterments is capitalized in the property accounts.

Inventories

The Company and its subsidiaries do not distinguish between raw materials and finished goods because numerous products, that can be sold as finished goods are also used as raw materials in the production of other inventory items.

Goodwill

The goodwill is being amortized, on a straight-line basis, over periods ranging from 5 years to 25 years and is included in deferred charges. The Financial Accounting Standards Board (FASB) has issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Standard provides that goodwill should not be amortized but instead be tested for impairment annually at the reporting unit level. The Company adopted the new Standard as of September 1, 2001. The effect of the new Standard is not expected to have a material impact on the Company's results of operations or its financial position in 2002.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Accordingly, deferred taxes are provided for temporary differences between the book and tax bases of assets and liabilities.

Retirement Plans

The Company has several pension plans covering hourly employees in the U.S. and certain employees in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to trust funds at an agreed rate for each hour for which employees are paid. For other U.S. plans, the policy is to fund amounts to cover current cost and amortize prior service costs over approximately 30 years.

Generally, the foreign plans accrue the current and prior service costs annually. In certain countries, funding is not required and the liability for such pensions is included in other long-term liabilities.

The Company also has deferred profit sharing plans for its North American salaried employees for which contributions are determined at the discretion of the Board of Directors.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries, except those subsidiaries located in highly inflationary economies, are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Accumulated other comprehensive income in stockholders' equity includes translation adjustments arising from the use of different exchange rates from period to period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

Effective September 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As provided for

under this statement, the Company has elected to continue to account for stock-based compensation under the provisions of Accounting Principles Boards Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Refer to Note 7.

Derivative Instruments and Hedging Activities

On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Effective September 1, 2000, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133. The standard requires all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. Due to the short-term nature of the Company's forward exchange contracts outstanding at August 31, 2001, the derivatives were adjusted to their fair market value through the income statement. Due to the immaterial amount of derivative and hedging activity and the short-term nature of the derivatives outstanding, the effect of adopting SFAS 133 on the Company's results of operations and financial position was immaterial.

Note 2 — Investment Grants

The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company's European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $60,000 in 2001, $79,000 in 2000 and $109,000 in 1999.

Note 3 — Long-Term Debt and Credit Arrangements

	August 31, 2001	August 31, 2000
A. Schulman, Inc.:		
Revolving credit loan, 3.91% in 2001 and 6.89% in 2000	$ 54,000,000	$32,000,000
Senior notes, 7.27% due 2009	50,000,000	50,000,000
Capital lease obligations and other	1,415,000	1,638,000
	$105,415,000	$83,638,000

The revolving credit agreement, as amended on August 14, 1997, provides for borrowings of up to $100,000,000 on a revolving credit basis through August 14, 2002. A facility fee of 7½ basis points must be paid to the banks.

On October 2, 2001, the Company established a new four year $130,000,000 revolving credit agreement, replacing a $100,000,000 facility in place at August 31, 2001. Under terms of the new agreement, the Company is required to satisfy certain financial and operating convenants including leverage ratio, interest coverage ratio and capitalization ratio. The revolving credit agreement is unsecured. The initial facility fee is 22-1/2 basis points through February 28, 2002. Thereafter, the fee is based on selected financial ratios.

On August 17, 1999, the Company completed a private placement agreement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. In 1999, a fixed rate swap was used covering the $50,000,000 private placement debt to reduce the Company's risk of increased interest costs during a period of rising interest rates. Proceeds from this swap totaling $630,000 have been deferred and will be amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2001, approximately $44,000,000 of retained earnings was available for the payment of cash dividends. The financial institution that participated in the contract has a good credit rating.

The Company has $20,000,000 of unsecured short-term lines of credit from various domestic banks. There were no short-term borrowings under these facilities at August 31, 2001 and $1,800,000 at August 31, 2000 at an interest rate of 7.04%.

The Company had $42,840,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 2001 and had $44,180,000 available at August 31, 2000. Borrowings under these lines of credit were $313,000 at August 31, 2001 and $6,160,000 at August 31, 2000 at weighted average interest rates of 15.00% and 5.05% respectively.

The Company leases certain land and buildings for its European segment under a capital lease with a net carrying value of $1,334,000. Interest charges on the lease are calculated semi-annually at a rate of 5.85%, with the net carrying value classified as land and buildings in the consolidated balance sheet.

Aggregate maturities of long-term debt (including capital lease obligations) subsequent to August 31, 2001 were as follows: 2003–$452,000, 2004–$383,000, 2005–$54,313,000, 2006–$267,000, and 2009–$50,000,000.

Note 4 — Foreign Currency Forward Contracts

The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated

with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company does not hold or issue foreign exchange contracts for trading purposes.

The following table presents a summary of foreign exchange contracts outstanding as of August 31, 2001 and August 31, 2000:

	2001		2000	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Buy Currency:				
Euro	$ 2,746,000	$ 2,728,000	$ 5,497,000	$ 5,465,000
All other	—	—	192,000	185,000
	$ 2,746,000	$ 2,728,000	$ 5,689,000	$ 5,650,000
Sell Currency:				
Euro	$12,518,000	$12,764,000	$ 4,138,000	$ 4,138,000
British pound	120,000	119,000	6,346,000	6,509,000
U.S. dollar	—	—	411,000	435,000
	$12,638,000	$12,883,000	$10,895,000	$11,082,000

The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. Foreign exchange contracts are entered into with several financial institutions having good credit ratings and generally have maturities of less than nine months.

Note 5 — Income Taxes

Income (loss) before taxes is as follows:

	Year Ended August 31,		
	2001	2000	1999
Domestic	$(20,780,000)	$ (4,231,000)	$ 596,000
Foreign	49,644,000	72,330,000	77,360,000
	$ 28,864,000	$68,099,000	$77,956,000

The provisions for U.S. and foreign income taxes consist of the following:

	Year Ended August 31,		
	2001	2000	1999
Current taxes:			
U.S.	$ 591,000	$ 856,000	$ 28,000
Foreign	15,134,000	27,862,000	31,224,000
	15,725,000	28,718,000	31,252,000
Deferred taxes:			
U.S.	(130,000)	564,000	(489,000)
Foreign	577,000	1,113,000	(596,000)
	447,000	1,677,000	(1,085,000)
	$16,172,000	$30,395,000	$30,167,000

A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 56.0% in 2001, 44.6% in 2000 and 38.7% in 1999 is as follows:

	2001		2000		1999	
(in thousands)	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Statutory U.S. tax rate	$10,102	35.0%	$23,835	35.0%	$27,285	35.0%
Amount of foreign income taxes in excess of (less than) U.S. taxes at statutory rate	(3,705)	(12.8)	5,655	8.3	3,274	4.2
Loss with no benefit and related items	9,245	32.0	1,481	2.2	—	—
Other, net	530	1.8	(576)	(.9)	(392)	(.5)
	$16,172	56.0%	$30,395	44.6%	$30,167	38.7%

Deferred tax assets and (liabilities) consist of the following at August 31, 2001, and August 31, 2000:

(in thousands)	2001	2000
Pensions	$ 2,369	$ 2,581
Inventory reserves	1,744	1,432
Bad debt reserves	1,378	905
Accruals	3,943	3,419
Postretirement benefits other than pensions	5,073	5,545
Foreign tax credit carryforwards	13,472	15,134
Alternative minimum tax carryforwards	2,590	3,033
Net operating loss carryforwards	3,782	—
Other	2,591	2,436
Gross deferred tax assets	36,942	34,485
Valuation allowance	(19,828)	(15,134)
Total deferred tax assets	17,114	19,351
Depreciation	(13,552)	(15,099)
Other	(1,261)	(1,032)
Gross deferred tax liabilities	(14,813)	(16,131)
	$ 2,301	$ 3,220

The valuation allowance is for foreign tax credit carryforward benefits, net operating loss carryforward benefits, and deferred tax asset benefits which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 2002 to 2006. At August 31, 2001, the Company has for federal income tax purposes a net operating loss carryforward aggregating $10,806,000 which will expire in 2021.

The tax effect of temporary differences included in prepaids was $6,638,000 and $7,879,000 at August 31, 2001 and 2000 respectively. Deferred charges included $2,182,000 and $4,521,000 from the tax effect of temporary differences at August 31, 2001 and 2000 respectively. The tax effect of temporary differences included in accrued liabilities was $405,000 and $392,000 at August 31, 2001 and 2000 respectively.

At August 31, 2001, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $251,018,000 because the Company intends to reinvest these earnings.

Note 6 — Pension and Other Postretirement Benefit Plans

The Company has defined benefit pension plans and other postretirement benefit plans, primarily health care and life insurance. Benefits for the defined benefit plans are based primarily on years of service and qualifying compensation during the final years of employment. Postretirement health care and life insurance benefits are provided to certain domestic employees if they reach retirement age while working for the Company.

Components of the plan obligations and assets, and the recorded liability at August 31, 2001 and 2000 are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Benefit obligation at beginning of year	$(29,247,000)	$(32,635,000)	$(10,730,000)	$(12,506,000)
Service cost	(1,064,000)	(1,591,000)	(590,000)	(989,000)
Interest cost	(1,786,000)	(1,929,000)	(738,000)	(864,000)
Participant contributions	(176,000)	(170,000)	—	—
Curtailment gain (loss)	(452,000)	—	1,235,000	—
Actuarial gain (loss)	1,389,000	2,202,000	(1,257,000)	3,406,000
Benefits paid	3,066,000	641,000	460,000	223,000
Translation adjustment	(465,000)	4,235,000	—	—
Benefit obligation at end of year	$(28,735,000)	$(29,247,000)	$(11,620,000)	$(10,730,000)
Fair value of plan assets at beginning of year	$ 9,012,000	$ 8,193,000	$ —	$ —
Actual return on assets	(687,000)	796,000	—	—
Employer contributions	2,015,000	1,288,000	460,000	223,000
Participant contributions	176,000	170,000	—	—
Benefits paid	(3,066,000)	(641,000)	(460,000)	(223,000)
Translation adjustment	(23,000)	(794,000)	—	—
Fair value of plan assets at end of year	$ 7,427,000	$ 9,012,000	$ —	$ —
Funded Status	$(21,308,000)	$(20,235,000)	$(11,620,000)	$(10,730,000)
Unamortized				
Net liability	568,000	968,000	—	—
Net gain	(545,000)	(69,000)	(3,099,000)	(4,527,000)
Prior year service cost	28,000	539,000	223,000	(585,000)
Net amount recognized	$(21,257,000)	$(18,797,000)	$(14,496,000)	$(15,842,000)
Amounts recognized in the statement of financial position consist of:				
Prepaid benefit cost	$ 41,000	$ 96,000	$ —	$ —
Accrued benefit liability	(295,000)	(980,000)	—	—
Intangible asset	(14,000)	741,000	—	—
Other long term liabilities	(21,243,000)	(19,503,000)	(14,496,000)	(15,842,000)
Deferred income taxes	77,000	297,000	—	—
Accumulated other comprehensive income	177,000	552,000	—	—
	$(21,257,000)	$(18,797,000)	$(14,496,000)	$(15,842,000)

The components of net periodic benefit cost of the years ended August 31 are as follows:

	Pension 2001	Pension 2000	Other 2001	Other 2000
Service cost	$ 1,064,000	$ 1,591,000	$ 590,000	$ 989,000
Interest cost	1,786,000	1,929,000	738,000	864,000
Expected return on plan assets	(786,000)	(629,000)	—	—
Amortization of transition obligation	175,000	188,000	—	—
Amortization of prior service cost	52,000	52,000	(32,000)	(85,000)
Deferred asset gain	—	—	(172,000)	—
Recognized net actuarial loss	87,000	145,000	—	—
Curtailment (gain) loss	1,600,000	—	(2,011,000)	—
	$ 3,978,000	$ 3,276,000	$ (887,000)	$ 1,768,000

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $28,735,000, $21,308,000 and $7,427,000 respectively as of August 31, 2001, and $29,247,000, $20,235,000 and $9,012,000 respectively as of August 31, 2000. The total pension contributions for multiemployer pension plans was $153,000 in 2001, $196,000 in 2000 and $193,000 in 1999.

Actuarial assumptions used in the calculation of the recorded liability are as follows:

	2001	2000
Weighted-average assumptions as of August 31		
Discount rate	6.4%	6.4%
Return on pension plan assets	8.2%	8.7%
Rate of compensation increase	2.5%	2.4%
Projected health care cost trend rate	10.0%	8.5%
Ultimate health care rate	5.0%	6.0%
Year ultimate health care trend rate is achieved	2007	2005

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects at August 31, 2001:

	One-Percentage-Point increase	One-Percentage-Point decrease
Effect on total of service and interest cost components	$ 237,000	$ (193,000)
Effect on postretirement obligation	$1,345,000	$(1,183,000)

The Company has agreements with two current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to two employees or their beneficiaries for a ten-year period and is 100% vested. The Company has provided $66,000, $180,000 and $131,000 in 2001, 2000, and 1999 respectively to cover the current cost for such agreements. In connection with such agreements, the Company owns and is the beneficiary of life insurance policies amounting to $2,000,000. The amounts provided are included in other long-term liabilities.

Note 7 — Incentive Stock Plans

Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. In October 1999, the plan was amended to authorize an additional 2,000,000 shares. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant. However, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the tenth anniversary date of grant. At August 31, 2001, there were 1,576,789 shares available for issuance under the 1991 Plan.

Effective in October 1992, the Company adopted the 1992 Non-Employee Directors' Stock Option Plan and authorized 125,000 shares for future grants. In December 2000, the plan was amended to provide for the grant of 2,000 nonqualified stock options and 500 restricted stock awards to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant. At August 31, 2001, there were 79,125 shares available for issuance under the 1992 Plan.

The following is a summary with respect to nonqualified stock option activity for all of the plans:

	Year Ended August 31, 2001		2000	
	Weighted Shares Under Option	Average Exercise Price	Weighted Shares Under Option	Average Exercise Price
Outstanding at beginning of year	1,646,569	$16.85	1,311,375	$20.10
Granted during the year	616,000	13.13	568,200	12.15
Cancelled during the year	(231,269)	21.16	(233,006)	23.66
Outstanding at end of year	2,031,300	15.20	1,646,569	16.85
Exercisable at end of year	749,469	17.46	588,673	19.99

The following table summarizes information about nonqualified stock options outstanding at August 31, 2001:

Grant Date	Options Outstanding	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
4/97	211,900	211,900	18.50	0.7
7/98	273,675	205,256	18.91	2
7/99	365,775	182,888	18.31	3
8/00	540,700	135,175	12.13	4
8/01	600,000	—	13.17	5
All other	39,250	14,250	16.16	2.4

Under the 1991 Plan, restricted stock awards were as follows: 67,100 shares were granted on July 8, 1998, 52,800 shares were granted on July 8, 1999, 79,000 were granted on August 30, 2000 and 85,000 were granted on August 31, 2001. The fair market value on the date of grant in 1998 was $18.91 per share, 1999 was $18.31 per share, 2000 was $12.13 per share and in 2001 was $13.17 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five year vesting period. Compensation expense for restricted stock was $626,000 in 2001, $650,000 in 2000 and $648,000 in 1999.

No expense has been charged to income relating to stock options. If the fair value method of accounting for stock options under SFAS 123 had been used, the after-tax expense relating to the stock options would have been $676,000, or $.02 per share, in 2001, $761,000, or $.03 per share, in 2000 and $617,000, or $.02 per share, in 1999. Pro forma net income would have been $12,016,000 in 2001, $36,943,000 in 2000 and $47,172,000 in 1999. The pro forma amounts listed above do not take into consideration the pro forma compensation expense related to grants made prior to fiscal 1997. The weighted average fair value at the date of grant was $3.23, $4.01 and $5.53 for options granted in 2001, 2000 and 1999.

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants:

	Year Ended August 31,		
	2001	2000	1999
Expected life (years)	5	5	5
Interest rate	4.5 – 4.8%	5.9 – 6.7%	4.6 – 5.9%
Volatility	29%	30%	26%
Dividend yield	2.9%	1.32%	1.33%

Note 8 — Earnings per Common Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the Company.

Under both the basic and diluted earnings per share calculations, reported net income is reduced by preferred dividends of $53,000. The weighted-average number of common shares used is as follows:

	Year Ended August 31,		
	2001	2000	1999
Basic	29,184,605	30,224,433	31,671,768
Diluted	29,199,566	30,224,433	31,679,614

The difference between basic and diluted weighted-average common shares results from the assumed exercise of outstanding stock options and grants of restricted stock, calculated using the treasury stock method.

The following stock equivalents are not included in the diluted earnings per share calculation because their effects are antidilutive:

	Year Ended August 31,		
	2001	2000	1999
Stock equivalents	2,316,961	1,646,569	1,465,225

Note 9 — Capital Stock and Stockholder Rights Plan

The Special Stock of 1,000,000 shares was authorized with such preferences or special terms and for such consideration as may be determined at the discretion of the Board of Directors.

In January 1996, the Company adopted a Shareholder Rights Plan, and reserved 100,000 shares of Special Stock for use under such Plan. Under this Plan, one Right shall be attached to each share of Common Stock of the Company. Initially, the Rights are not exercisable and automatically trade with the Common Stock. However, 10 days after a person or group acquires 15% or more of the Company's Common Stock, or 10 business days after a person or group commences a tender or exchange offer that would result in such person or group owning 15% or more of the outstanding shares of Common Stock of the Company (even if no purchases actually occur), whichever is earlier, the Rights will become exercisable.

When the Rights first become exercisable, each Right will entitle the holder thereof to buy from the Company one share of Special Stock for $85.00 (subject to adjustment thereafter). However, if any person or entity acquires 15% or more of the Company's Common Stock, each Right not owned by a 15%-or-more stockholder would become exercisable for a certain number of shares of Common Stock of the Company in lieu of one share of Special Stock. The number of shares of Common Stock would be that having at that time, a market value of two times the then current exercise price of the Right. If the Company is involved in a merger or other business combination with or into another person or entity in which the Company's Common Stock is changed into or exchanged for common stock of such other person or entity, or if the Company sells 50% or more of its assets or earning power to another person or entity, at any time after the Rights become exercisable, each Right will entitle the holder thereof to buy such number of shares of common stock of such other person or entity as have a market value of twice the then current exercise price of each Right.

The Company may redeem the Rights at a price of $.01 per Right at any time prior to the 10th business day after public announcement of the acquisition by any person or entity of 15% or more of the Company's Common Stock. The Rights will expire on January 25, 2006 unless earlier redeemed by the Company. At no time will the Rights have any voting power.

Note 10 — Leases

Total rental expense was $4,456,000 in 2001, $4,217,000 in 2000 and $4,580,000 in 1999. The future minimum rental commitments for non-cancelable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,	Minimum rental
2002	$2,825,000
2003	1,977,000
2004	1,122,000
2005	356,000
2006	166,000
Later years	68,000
	$6,514,000

Note 11 — Segment Information

The Company is engaged in the sale of plastic resins in various forms, which are used as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by executive management. On this basis, the Company operates primarily in two geographic business segments, North America and Europe.

The North American segment includes operations in the United States, Canada and Mexico. The Company's European segment includes operations conducted in Belgium, France, Germany, Poland, Hungary, Indonesia, Italy, Spain, Switzerland and the United Kingdom. The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies."

Operating income includes all items except for interest income and expense. North American corporate expenses have not been allocated. Assets of geographic segments represent those assets identified with the operation of each segment.

(in thousands)	North America	Europe	Other	Consolidated
August 31, 2001				
Sales to unaffiliated customers	$395,465	$579,756	$ —	$ 975,221
Gross profit	$ 41,854	$ 91,411	$ —	$ 133,265
Operating income (loss)	$ (7,310)	$ 46,163	$ —	$ 38,853
Cost of plant closure – Akron, Ohio	—	—	(4,635)	(4,635)
Interest expense, net	—	—	(5,354)	(5,354)
Income (loss) before taxes	$ (7,310)	$ 46,163	$(9,989)	$ 28,864
Identifiable assets	$258,249	$320,422	$ —	$ 578,671
Depreciation expense	$13,115	$7,939	$ —	$ 21,054
Capital expenditures	$11,484	$21,890	$ —	$ 33,374
August 31, 2000				
Sales to unaffiliated customers	$438,482	$594,037	$ —	$1,032,519
Gross profit	$ 61,041	$106,122	$ —	$ 167,163
Operating income	$ 14,429	$ 58,336	$ —	$ 72,765
Interest expense, net	—	—	(4,666)	(4,666)
Income before taxes	$ 14,429	$ 58,336	$(4,666)	$ 68,099
Identifiable assets	$297,790	$275,100	$ —	$ 572,890
Depreciation expense	$ 13,141	$ 8,444	$ —	$ 21,585
Capital expenditures	$ 16,416	$ 16,036	$ —	$ 32,452
August 31, 1999				
Sales to unaffiliated customers	$424,133	$561,490	$ —	$ 985,623
Gross profit	$ 68,006	$112,587	$ —	$ 180,593
Operating income	$ 17,145	$ 62,696	$ —	$ 79,841
Interest expense, net	—	—	(1,885)	(1,885)
Income before taxes	$ 17,145	$ 62,696	$ (1,885)	$ 77,956
Identifiable assets	$289,459	$303,841	$ (1,773)	$ 591,527
Depreciation expense	$ 13,148	$ 7,625	$ —	$ 20,773
Capital expenditures	$ 16,155	$ 18,927	$ —	$ 35,082

Below is a summary of sales point of origin and assets by location:

(in thousands)	2001	2000	1999
Net Sales			
United States	$301,771	$350,717	$336,792
Germany	247,448	264,557	256,035
Other International	426,002	417,245	392,796
	$975,221	$1,032,519	$985,623
Long Lived Assets			
United States	$ 73,236	$ 79,846	$ 80,966
Other International	96,371	80,065	79,377
	$169,607	$159,911	$160,343

Note 12 — Contingencies

The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition.

Note 13 — Quarterly Financial Highlights (Unaudited)

(In thousands, except per share data)

	Quarter ended				Year ended
	Nov. 30, 2000	Feb. 28, 2001	May 31, 2001	Aug. 31, 2001	Aug. 31, 2001
Net Sales	$256,616	$238,873	$252,588	$227,144	$975,221
Gross Profit	35,542	29,625	34,701	33,397	133,265
Net Income (loss)[a]	(727)	1,422	6,486	5,511	12,692
Basic and Diluted Earnings Per Share of Common Stock	$(.03)	$.05	$.22	$.19	$.43

[a] Net income for the quarter ended November 30, 2000 included a one-time charge of $4,635,000 or $.16 per share for costs relating to the closing of the Akron, Ohio facility.

	Quarter ended				Year ended
	Nov. 30, 1999	Feb. 29, 2000	May 31, 2000	Aug. 31, 2000	Aug. 31, 2000
Net Sales	$273,685	$248,088	$275,265	$235,481	$1,032,519
Gross Profit	46,877	40,931	42,586	36,769	167,163
Net Income[b]	11,942	9,734	9,352	6,676	37,704
Basic and Diluted Earnings Per Share of Common Stock	$.38	$.32	$.32	$.23	$1.25

[b] Net income for the quarter ended November 30, 1999 included a one-time gain of $787,000 or $.02 per share from the settlement of an insurance claim resulting from equipment problems at one of our North American manufacturing facilities. Net income for the quarter ended February 29, 2000 included $1,748,000 or $.05 per share from demutualization of an insurance company.

Note 14 — Interest and other income

Interest and other income for the year ended August 31, 2000 includes $2,689,000 in North America from consideration received due to the demutualization of an insurance carrier and $1,211,000 from the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 or $.07 per share related to these events.

Note 15 — Akron Plant Closing

During the first quarter of fiscal 2001, the Company announced its plan to terminate manufacturing at its plant in Akron, Ohio. Manufacturing was terminated as of December 31, 2000. As a result, the Company recorded a one-time, pre-tax charge of $4,635,000 in the quarter ended November 30, 2000, of which $1,035,000 related to employee severance costs and the balance was other exit costs. The charge was primarily non-cash and included the write-off of equipment to be scrapped and other assets related to the manufacturing operations and employee severance costs for 85 hourly and 33 salaried employees. The severance costs included mainly pension benefits, post-retirement adjustments and medical insurance. At August 31, 2001, the Company has remaining reserves of $193,000 related to cash out-flows primarily for employee severance costs, which are expected to be paid during the next three months.

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of A. Schulman, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cleveland, Ohio
October 18, 2001

A. Schulman, Inc.

Management's Discussion and Analysis of Financial Condition and the Results of Operations

Results of Operations

2001

Net sales for 2001 were $975.2 million, down 5.5% over 2000 sales of $1,032.5 million. A comparison of net sales is as follows:

	(In Thousands)		
	2001	2000	(Decrease)
North America	$395,465	$ 438,482	$(43,017)
Europe	$579,756	594,037	(14,281)
	$975,221	$1,032,519	$(57,298)

The translation effect, from primarily the weaker Euro, decreased 2001 sales by $51.6 million.

Worldwide tonnage was 2.8% lower than in 2000. Tonnage was up 4.6% in Europe and down approximately 13.1% in North America. Tonnage was down in North America primarily due to lower sales to customers serving the North American automotive market and the closure of the Akron, Ohio manufacturing plant in December 2000. Additionally, major customers reduced their overall inventory balances in response to declining order levels and in anticipation of potentially lower prices.

Gross profit margins on sales were 13.7% in 2001 and 16.2% in 2000. A comparison of gross profit is as follows:

	(In Thousands)				
	2001		2000		(Decrease)
North America	$ 41,854	10.6%	$ 61,041	13.9%	$(19,187)
Europe	91,411	15.8%	106,122	17.9%	(14,711)
	$133,265	13.7%	$167,163	16.2%	$(33,898)

The decrease in gross profit in 2001 was due primarily to competitive price pressures and lower plant utilization.

A comparison of capacity utilization levels is as follows:

	2001	2000
North America	81%	86%
Europe	91%	86%
Worldwide	86%	86%

The decrease in North American capacity utilization was mainly due to lower sales to the automobile industry and reductions by customers in response to softer order levels and in anticipation of lower prices. European utilization was higher because of strong demand for concentrates and engineered products and high-volume products with lower margins.

Selling, general and administrative expenses decreased $3.4 million in 2001. The translation effect, primarily from the weak Euro, decreased these expenses by $4.3 million, which offset increases in Europe. The remainder of the decrease is attributable to North American cost reductions implemented in 2001.

Interest expense was up in 2001 due to increased levels of borrowings.

Foreign currency transaction gains were primarily due to changes in the value of currencies in major areas where the Company operates. The major portion of the gains in 2001 relate to changes in the value of the U.S. dollar compared with the Canadian dollar and the Euro.

Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

During the first quarter of fiscal 2001, the Company announced its plan to terminate manufacturing at its plant in Akron, Ohio. Manufacturing was terminated as of December 31, 2000. As a result, the Company recorded a one-time, pre-tax charge of $4,635,000 in the quarter ended November 30, 2000, of which $1,035,000 related to employee severance costs and the balance was other exit costs. The charge was primarily non-cash and included the write-off of equipment to be scrapped and other assets related to the manufacturing operations and employee severance costs for 85 hourly and 33 salaried employees. The severance costs included mainly pension benefits, post-retirement adjustments and medical insurance. At August 31, 2001, the Company has remaining reserves of $193,000 related to cash out-flows primarily for employee severance costs, which are expected to be paid during the next three months.

The effective tax rate increased to 56.0% in 2001 from 44.6% in 2000. The 2001 effective rate is greater than the statutory rate of 35% primarily because of the $4,635,000 provision for the closing of the Akron, Ohio plant and losses in the United States. No tax benefit has been recognized on losses in the United States.

The translation effect of currencies, primarily from the weaker Euro, decreased net income by approximately $2.5 million or $.08 per share in 2001.

North American operating income was down $21.7 million for the year because of a reduction of $19.2 million in gross profits due to lower sales volumes, a reduction in plant utilization, and continuing competitive price pressures.

The adverse translation effects of the Euro and a $14.7 million reduction in gross profit from fiscal 2000 were the major reasons for the decline of $12.2 million in European operating income. The reductions in European gross profits were the result of continuing competitive pricing pressures.

As the Company entered the final months of 2001, the outlook for next year indicated that conditions would improve, but not without a number of continuing challenges. That outlook changed with the uncertainties created by the tragic events of September 11 and the subsequent actions of the United States in early October that have created a new environment not previously anticipated.

The Company has a number of concerns over business conditions for the months ahead. Immediate concerns relate to reductions in volume for the North American automotive industry and A. Schulman's customers servicing that market. Recently the Company has noted an improvement in the gross profit margins in North America. Business is presently good in the European operations but there has been a recent weakening in Germany. There are economic signs that conditions in Europe could soften in the future. Under current circumstances, it is very difficult to accurately forecast the outlook for the near term.

2000

Net sales for 2000 were $1,032.5 million or 4.8% higher than 1999 sales of $985.6 million. A comparison of net sales is as follows:

	(In Thousands)		
	2000	1999	Increase
North America	$ 438,482	$424,133	$14,349
Europe	594,037	561,490	32,547
	$1,032,519	$985,623	$46,896

The translation effect from primarily, the weaker Euro, decreased 2000 sales by $71.4 million.

Worldwide tonnage was 3.4% higher than in 1999. Tonnage was up 5.3% in Europe and down approximately 1% in North America. Tonnage in manufacturing was up approximately 9% for the year. A new manufacturing line in France, which commenced operation in the final quarter of 1999, was the major reason for the increase in tonnage.

Gross profit margins on sales were 16.2% in 2000 and 18.3% in 1999. A comparison of gross profit is as follows:

	(In Thousands)				
	2000		1999		(Decrease)
North America	$ 61,041	13.9%	$ 68,006	16.0%	$ (6,965)
Europe	106,122	17.9%	112,587	20.1%	$ (6,465)
	$167,163	16.2%	$180,593	18.3%	$(13,430)

The decrease in gross profit margins in 2000 was due to the higher cost of plastic resins and competitive price pressures.

A comparison of capacity utilization levels is as follows:

	2000	1999
North America	86%	81%
Europe	86%	88%
Worldwide	86%	84%

The increase in North American capacity utilization was mainly due to the removal of manufacturing lines in Nashville, Tennessee; Bellevue, Ohio; and Orange, Texas. These lines represented 38 million pounds of North American manufacturing capacity. European utilization declined, primarily due to the first year of operation of a new large manufacturing line in Givet, France. This line has an annual capacity of 60 million pounds.

Selling, general and administrative expenses decreased $1.4 million in 2000. The translation effect from primarily the weak Euro, decreased these expenses by $6.4 million. This more than offset higher compensation costs and other increases in expenses.

Interest expense was up in 2000 due to increased levels of borrowing and higher interest rates.

Foreign currency transaction gains were primarily due to changes in the value of currencies in major areas where the Company operates. The major currencies are the U.S. dollar, Euro, U.K. pound sterling, Canadian dollar and Mexican peso.

Interest and other income for the year ended August 31, 2000 includes $2,689,000 in North America from consideration received due to the demutualization of an insurance carrier and $1,211,000 from the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 or $.07 per share related to these events.

The effective tax rate was 44.6% in 2000 and 38.7% in 1999. The 2000 tax rate was higher primarily because the Company was unable to utilize anticipated tax benefits, primarily foreign tax credits.

The strengthening in the value of the U.S. dollar, primarily resulting from the weaker Euro, decreased net income by approximately $4.2 million or $.14 per share in 2000.

North American operating income was down for the year because of a reduction in gross profits of $7.0 million, and a $2.0 million increase in selling, general and administrative expense.

European operating income decreased $4.4 million in 2000. Sales in Europe were up $32.6 million due to a 5.3% tonnage increase and higher sales prices from increased costs of plastic resins. The adverse effects of translation reduced sales by approximately $73.8 million. European gross profit declined $6.5 million from 1999. Selling, general and administrative expenses in Europe were down $3.4 million over the previous year primarily due to the effects of the translation.

In October 2000, the Company had a good level of orders, especially in Europe. However, there were a number of signs that economic activity would be slowing, which would make it difficult to achieve the level of earnings projected in its financial plan. The Company anticipated more margin pressures, further softening in demand and no significant improvement in the Euro.

Financial Condition

Historically, the Company's primary source of funds has been from operations. It is expected that this source of cash flow will continue to provide a substantial portion of the Company's future needs.

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "accumulated other comprehensive income" account in stockholders' equity. The weakening of the U.S. dollar at the end of the fiscal year decreased this account by approximately $3.2 million during 2001.

The following represent key measurements of the capital structure and profitability of the Company:

(Dollars in Thousands except per share data)	2001	2000	1999
Net worth	$322,079	$323,461	$356,246
Book value per common share	$ 10.99	$ 10.99	$ 11.41
Ratio of long-term liabilities to capital	31.0%	27.6%	22.4%
Return on average net worth	3.9%	11.1%	13.2%
Net income as a percentage of sales	1.3%	3.7%	4.8%

The ratio of long-term liabilities to capital is computed by dividing long-term debt and other long-term liabilities by the sum of total stockholders' equity plus long-term debt and other long-term liabilities. This ratio was higher in 2001 primarily due to a $21.8 million increase in the outstanding debt resulting from capital expenditures, dividends and the Company's stock repurchases.

The return on average net worth is computed by dividing net income by the average of the total common stockholders' equity during the year.

During 2001, the Company repurchased 160,900 shares of its common stock for $1.8 million. Approximately 1.7 million shares remain under a six million-share authorization approved by the Board of Directors in August 1998. The Company may repurchase additional common stock in fiscal year 2002 subject to market conditions.

Working capital and the current ratio are as follows:

(In Thousands)	2001	2000	1999
Working capital	$289,288	$277,206	$290,280
Current ratio	3.9:1	3.5:1	3.5:1

Accounts receivable remained essentially unchanged since August 31, 2000. The number of days sales in accounts receivable increased to 59 days at August 31, 2001 compared with 57 days at August 31, 2000 due to slower collections in selected foreign countries and the adverse effects of foreign currency translation. The days sales outstanding ratio is computed by dividing the ending accounts receivable balance by the average daily net sales for the year.

During 2001, the Company expended $33.4 million for fixed assets. These expenditures included the expansion of the manufacturing facility in San Luis Potosi, Mexico. This expansion includes a new manufacturing line with an annual capacity of approximately 22 million pounds and provides the capability to increase sales in Mexico. Capital additions also include an expansion of the German plant and additional warehouse space. This project includes two new lines with an annual capacity of 33 million pounds that will commence operation during the first half of fiscal 2002. A new line is also being added to the Givet, France facility and the Sunprene operation in the United States. The French and U.S. lines will have an annual capacity of 30 million pounds, and they are expected to become operational in the first half of fiscal 2002.

The Company had a revolving credit agreement, which provided for borrowings up to $100.0 million through August 14, 2002. At August 31, 2001, $54.0 million was outstanding under this facility. On October 2, 2001, the Company completed a new four-year $130.0 million revolving credit agreement, replacing the $100.0 million facility in effect at August 31, 2001. The new line will provide additional financing capability for working capital, capital expenditures and other corporate requirements.

On August 17, 1999, the Company completed a private placement agreement for $50.0 million of Senior Notes with an interest rate of 7.27% due in 2009. Also, short-term lines of credit are maintained with various domestic and foreign banks. The unused commitment under these lines was $62.8 million at August 31, 2001.

The Company's unfunded pension liability is approximately $21.3 million at August 31, 2001. This amount is primarily due to a book reserve plan maintained by the Company's German subsidiary. Under such plans, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 2001 would have changed the fair value of the contracts by approximately $1.6 million. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue financial instruments for trading purposes or utilize any other types of derivative instruments.

On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133"). Effective September 1, 2000, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133. The standard requires all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. Due to the short-term nature of the Company's forward exchange contracts outstanding at August 31, 2001, the derivatives were adjusted to their fair market value through the income statement. Due to the immaterial amount of derivative and hedging activity and the short-term nature of the derivatives outstanding, the effect of adopting SFAS 133 on the Company's results of operations and financial position was immaterial.

The Financial Accounting Standards Board (FASB) has issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Standard provides that goodwill should not be amortized but instead be tested for impairment annually at the reporting unit level. The Company adopted the new Standard as of September 1, 2001. The adoption of the new Standard is not expected to have a material impact on the Company's results of operations or its financial position in 2002.

Cautionary Statements

Statements in this report which are not historical facts are forward-looking statements which involve risks and uncertainties and actual events or results could differ materially from those expressed or implied in this report. These "forward-looking statements" are based on currently available information. They are also inherently uncertain, and investors must recognize that events could turn out to be significantly different from what we had expected. Examples of such uncertainties include, but are not limited to, the following:

- Worldwide and regional economic, business and political conditions
- Fluctuations in the value of currencies in major areas where the Company operates, i.e. the U.S. dollar, Euro, U.K. pound sterling, Canadian dollar, Mexican peso and Indonesian rupiah, etc.
- Fluctuations in prices of plastic resins and other raw materials
- Changes in customer demand and requirements

Eleven-Year Summary of Selected Financial Data

(In thousands, except per share data)

	Year Ended August 31,			
	2001	2000	1999	1998
Net sales	$975,221	$1,032,519	$985,623	$993,394
Interest and other income	1,969	6,703 (2)	2,712	3,072
	977,190	1,039,222	988,335	996,466
Cost of sales	846,592	865,357	805,030	823,856
Other costs, expenses, etc.	101,734	105,766	105,349	86,281
	948,326	971,123	910,379	910,137
Income before taxes and cumulative effect of accounting changes	28,864	68,099	77,956	86,329
Provision for U.S. and foreign income taxes	16,172	30,395	30,167	34,179
Income before cumulative effect of accounting changes	12,692	37,704	47,789	52,150
Cumulative effect of accounting changes (3) (4)	—	—	—	(2,007)
Net income	$ 12,692 (1)	$ 37,704	$ 47,789	$ 50,143
Total assets	$578,671	$ 572,890	$591,527	$561,920
Long-term debt	$105,415	$ 83,638	$ 65,000	$ 40,000
Total stockholders' equity	$322,079	$ 323,461	$356,246	$366,271
Average number of common shares outstanding, net of treasury shares:				
Basic	29,184,605	30,224,433	31,671,768	35,236,098
Diluted	29,199,566	30,224,433	31,679,614	35,275,327
Diluted earnings per share:				
Before cumulative effect of accounting changes	$ .43	$ 1.25	$ 1.51	$ 1.48
Cumulative effect of accounting changes (3) (4)	—	—	—	$ (0.06)
Net income	$ .43	$ 1.25	$ 1.51	$ 1.42
Cash dividends per common share	$ .54	$ .53	$ .49	$ .45
Book value per common share	$10.99	$10.99	$11.41	$10.97

(1) Includes a charge of $4,635,000 or $.16 per share related to the cost of Akron, Ohio plant closure.

(2) Includes $3,900,000 in North America from consideration received due to the demutualization of an insurance carrier and the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 or $.07 per share related to these events.

(3) Effective September 1, 1992, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes."

(4) On November 20, 1997, The FASB Emerging Issues Task Force issued a new ruling which requires the write-off of business process re-engineering costs. Accordingly, $3,237,000 of such costs capitalized as of August 31, 1997 were written off in the quarter ending November 30, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per common share and was accounted for as a change in accounting.

(5) Includes a gain of $887,000 or $.02 per share from life insurance proceeds and a tax benefit of $945,000 or $.03 per share from a new U.S./German tax treaty. This tax benefit included $466,000 or $.01 per share applicable to 1990 and $479,000 or $.01 per share applicable to prior years.

Corporate Headquarters
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751
www.aschulman.com

Annual Meeting
of Stockholders will be held on
Thursday, December 6, 2001,
at 10 AM E.S.T., at the Hilton Inn West
3180 West Market Street
Akron, Ohio 44333

Independent Accountants
PricewaterhouseCoopers LLP
BP Tower
27th Floor
200 Public Square
Cleveland, Ohio 44114-2301

Stock Listing
The common stock of
A. Schulman, Inc. is traded
and quoted through the
NASDAQ National Market
System. Symbol: SHLM

Transfer Agent
EquiServe Trust Company N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500

Any questions regarding shareholder
records should be directed to
EquiServe Trust Company N.A.
800-317-4445
http://www.equiserve.com
equiserve.com

1997	1996	1995	1994	1993	1992	1991
$ 996,376	$976,694	$1,027,458	$748,778	$685,112	$732,170	$736,007
4,998	6,075	7,099	7,456	8,103	6,778	4,083
1,001,374	982,769	1,034,557	756,234	693,215	738,948	740,090
833,345	826,076	863,409	617,855	565,284	599,009	614,001
81,747	85,721	81,336	67,939	65,480	66,838	55,876
915,092	911,797	944,745	685,794	630,764	665,847	669,877
86,282	70,972	89,812	70,440	62,451	73,101	70,213
35,538	28,795	36,194	25,869	23,544	29,341	27,864
50,744	42,177	53,618	44,571	38,907	43,760	42,349
—	—	—	—	(2,169)	—	—
$ 50,744	$ 42,177	$ 53,618	$ 44,571	$ 36,738	$ 43,760	$ 42,349[5]
$ 562,945	$623,378	$ 647,166	$510,419	$407,865	$427,966	$344,273
$ 12,009	$ 40,054	$ 75,096	$ 23,126	$ 10,149	$ 10,108	$ 9,000
$ 393,401	$433,110	$ 405,218	$345,919	$294,209	$307,576	$232,567
37,125,345	37,584,561	37,544,408	37,438,118	37,325,547	37,024,548	36,963,010
37,149,595	37,591,747	37,703,820	37,540,391	37,411,527	37,340,053	37,239,413
$ 1.37	$ 1.12	$ 1.42	$1.19	$ 1.04	$1.17	$1.14
—	—	—	—	$(0.06)	—	—
$ 1.37	$ 1.12	$ 1.42	$1.19	$ .98	$1.17	$1.14[5]
$ .41	$ .37	$ .33	$ .286	$ .248	$ .216	$ .186
$10.83	$11.43	$10.75	$9.21	$ 7.84	$8.26	$6.26

The annual report to the Securities and Exchange Commission, Form 10-K, will be made available upon request without charge.

Write:

Robert A. Stefanko,
Chairman and Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

The Board of Directors

Robert A. Stefanko
Chairman

Terry L. Haines
President and Chief Executive Officer

Dr. Peggy Gordon Elliott
President, South Dakota State University

Joseph M. Gingo
Senior Vice President,
Technology and Global Products Planning,
The Goodyear Tire and Rubber Company

Willard R. Holland
Former Chairman,
FirstEnergy Corp.

James A. Karman
Vice Chairman, RPM, Inc.

James S. Marlen
Chairman, President and
Chief Executive Officer,
Ameron International Corporation

Alan L. Ockene
Former President and
Chief Executive Officer,
General Tire, Inc.

Dr. Paul Craig Roberts
Chairman,
The Institute for Political Economy

René C. Rombouts
General Manager–Europe

John B. Yasinsky
Former Chairman,
OMNOVA Solutions Inc.

Executive Officers

Terry L. Haines
President and Chief Executive Officer

Robert A. Stefanko
Chairman, Chief Financial Officer
and Treasurer

Alain C. Adam
Vice President —
International Automotive Operations

John M. Myles
Vice President —
North American Purchasing

Ronald G. Andres
Vice President —
North American Manufacturing

Dr. Rengarajan Ramesh
Vice President — Technology

Barry A. Rhodes
Vice President — North American Sales

James H. Berick
Secretary

European Operations

René C. Rombouts
General Manager — Europe

Otto H. Bruder
Associate General Manager — Europe

Corporate Headquarters

A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333
(330) 666-3751

Domestic Offices

International Automotive Marketing Center
2100 East Maple Road
Birmingham, MI 48009-6524
(248) 643-6100

Midwest Regional Sales Office
Embassy Plaza
1933 N. Meacham Road, Suite 500
Schaumburg, IL 60173
(847) 397-3973

Western Regional Sales Office
600 South Lake Avenue, Suite 506
Pasadena, CA 91106
(626) 792-0053

Foreign Offices

Würselen, Germany
A. Schulman Europe GmbH
Monnetstrasse 7
52146 Würselen
49-2405-45270

Bornem, Belgium
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

Kerpen, Germany
A. Schulman GmbH
Hüttenstraße 211
50170 Kerpen
49-2273-5610

Paris, France
A. Schulman, S.A./
Diffusion Plastique
Immeuble Dynasteur
10/12 rue Andras Beck
92360 Meudon-la-Forêt
33-1-4107-7500

Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

Zurich, Switzerland
A. Schulman AG
Kernstraße 10
8004 Zurich
41-1-241-6030

Warsaw, Poland
A. Schulman Polska Sp. z o.o.
ul. Instalatorow 9
02-237 Warsaw
48-22-868-2682

Budapest, Hungary
A. Schulman Hungary Kft.
XI. Bezirk, Bartfai u. 54
1115 Budapest
36-1-203-4264

Prague, Czech Republic
A. Schulman GmbH
Branch Prague
Jeremenkova 43
14700 Prague 4
420-2-61090100

Gorla Maggiore, Italy
A. Schulman Plastics, S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741

Barcelona, Spain
A. Schulman S.L.
BCIN – Pol. Ind Les Guixeres s/n
08915 Barcelona/Badalona
34-93-464-8043

Mississauga, Ontario, Canada
L5R 3G5
A. Schulman Canada Ltd.
5770 Hurontario Street, Suite 602
(905) 568-8470

Mexico City, Mexico
A. Schulman de Mexico, S.A. de C.V.
Manuel E. Izaguirre #13
Despacho 304 – Ciudad Satélite
Naucalpan, Edo. de Mexico 53100
(525) 393-1216

Monterrey, Mexico
A. Schulman de Mexico, S.A. de C.V.
Avenida Lazaro Cardenas 2400 PTE
Condominio los Soles Office PB — 17
Colonia Reas San Agustin
San Pedro Garza Garcia, N.L. Mexico 66220
(528) 363-5072

San Luis Potosi, Mexico
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(524) 824-0708

Representative Offices

Kuala Lumpur, Malaysia
A. Schulman Plastics NV
Representative Office
A-5-1 Crown Tower
Mont Kiara Astana
Jalan 3170C
Off Jalan Bukit Kiara
50480 Kuala Lumpur
60-3-6201-7460

Plants

Bellevue, Ohio 44811
350 North Buckeye Street
(419) 483-2931

Orange, Texas 77630
(Dispersion Plant)
3007 Burnett
(409) 883-9371

Sharon Center, Ohio 44274
(Specialty Compounding Division)
1475 Wolf Creek Trail
(330) 239-0101

Nashville, Tennessee 37211-3333
481 Allied Drive
(615) 333-3453

Orange, Texas 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

Bornem, Belgium
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

Kerpen, Germany
A. Schulman GmbH
Hüttenstraße 211
50170 Kerpen
49-2273-5610

Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

Givet, France
A. Schulman Plastics S.A.
Rue Alex Schulman
08600 Givet
33-24-427161

Gorla Maggiore, Italy
A. Schulman Plastics S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741

East Java, Indonesia
PT A. Schulman Plastics
Desa Ngerong – Gempol
Kab. Pasuruan
62-343-85-42-40

St. Thomas, Ontario, Canada
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451

San Luis Potosi, Mexico
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(524) 824-0708

A. Schulman

3550 West Market Street, Akron, Ohio 44333 • 330/666-3751
www.aschulman.com